UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SPECIAL FINANCIAL REPORT ON FORM 1-K PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal annual period ended December 31, 2023

CALTIER, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12371

Delaware	88-1458737
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

14269 Danielson St. Poway, California	92064
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Issuer’s telephone number, including area code

Nonvoting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “CalTier” “we”, or “the company” refers to CalTier Inc.

Item 7. Financial Statements

CalTier, Inc.

Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CalTier, Inc.

Opinion

We have audited the accompanying consolidated financial statements of CalTier, Inc. (the “Company”), which comprise the consolidated balance sheet as of December 31, 2023, and the related statement of operations, changes in stockholder’s equity (deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has sustained losses and used capital from inception and has raised capital to fund operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbbmckennon

San Diego, California

November 6, 2024

PKF San Diego, LLP

INDEPENDENT AUDITORS’ REPORT

To the Members and Management of

CalTier, Inc. (f.k.a. CalTier Realty, LLC)

San Diego, California

Opinion

We have audited the accompanying financial statements of CalTier, Inc. (f.k.a. CalTier Realty, LLC), a Corporation, which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in stockholders’/members’ equity(deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalTier, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CalTier, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses since inception and has an accumulated deficit of approximately $1,900,000 at December 31, 2022. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CalTier, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CalTier, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP

San Diego, California	PKF San Diego, LLP

June 30, 2023 (except for Notes 2, 4, 5, and 8 as to which the date is October 31, 2024)

2020 Camino del Rio North, Suite 1000, San Diego, CA 92108

T: (619) 238 1040 F: (619) 237 5177    E: info@pkfsandiego.com    W: www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

CalTier, Inc.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2023 AND 2022

	2023	2022
		(Restated)
ASSETS
Current assets:
Cash	$14,319	$85,932
Accounts receivable - related parties	160,817	207,066
Advances to related parties	168,322	342,816
Prepaid expenses and other assets	8,246	30,000
Total current assets	351,704	665,814
Capitalized software development	1,139,953	372,459
Total assets	$1,491,657	$1,038,273

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$836,897	$189,225
Related party notes payable	184,500	138,000
Notes payable	175,000	-
Total current liabilities	1,196,397	327,225
Related party notes payable, net of current portion	414,000	552,000
Notes payable, net of current portion	-	145,000
Total liabilities	1,610,397	1,024,225

Commitments and contingencies (Note 7)

Stockholders’ equity (deficit):
Voting shares: $0.0001 par value; 7,266,667 shares authorized, 7,179,500 shares issued and outstanding as of both December 31, 2023 and 2022	718	718
Nonvoting shares: $0.0001 par value; 2,733,333 shares authorized, 2,004,015 and 1,937,665 shares issued and 1,781,792 and 1,937,665 outstanding as of December 31, 2023 and 2022, respectively	201	194
Additional paid-in capital	2,822,613	1,912,478
Treasury stock at cost, 222,223 at December 31, 2023	(25,000)	-
Accumulated deficit	(2,917,272)	(1,899,342)
Total stockholders’ equity (deficit)	(118,740)	14,048
Total liabilities and stockholders’ equity (deficit)	$1,491,657	$1,038,273

See Notes to Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
		(Restated)
Revenue - related parties	$149,516	$72,817

Operating expenses:
Selling, general and administrative	918,944	572,191
Professional and legal	205,356	933,932
Total operating expenses	1,124,300	1,506,123

Loss from operations	(974,784)	(1,433,306)

Other income (expense):
Interest expense	(43,146)	(28,731)
Loss on investment	-	(144,000)
Total other income (expense), net	(43,146)	(172,731)

Provision for income taxes	-	-
Net loss	$(1,017,930)	$(1,606,037)

Net loss per common share - basic and diluted	$(0.11)	$(0.18)

Weighted average common shares outstanding - basic and diluted	9,116,757	8,952,499

See Notes to Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

								Total
					Additional			Stockholders’
	Voting		Nonvoting		Paid-in	Treasury	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	(Deficit)

Balances at December 31, 2021 (Restated)	7,054,500	$705	1,733,333	$174	$960,982	$-	$(293,305)	$668,556
Stock-based compensation	125,000	13	-	-	858,272	-	-	858,285
Conversion of equity into notes payable	-	-	-	-	(145,000)	-		(145,000)
Sale of shares of common stock	-	-	204,332	20	928,224	-	-	928,244
Issuance of related party notes for repurchase of member interests	-	-	-	-	(690,000)	-	-	(690,000)
Net loss	-	-	-	-	-	-	(1,606,037)	(1,606,037)
Balances at December 31, 2022 (Restated)	7,179,500	718	1,937,665	194	1,912,478	-	(1,899,342)	14,048
Sale of shares of common stock	-	-	66,350	7	362,858	-	-	362,865
Repurchase of common stock	-	-	(222,223)	-	-	(25,000)	-	(25,000)
Stock-based compensation	-	-	-	-	616,570	-	-	616,570
Offering costs	-	-	-	-	(69,293)	-	-	(69,293)
Net loss	-	-	-	-	-	-	(1,017,930)	(1,017,930)
Balances at December 31, 2023	7,179,500	$718	1,781,792	$201	$2,822,613	$(25,000)	$(2,917,272)	$(118,740)

See Notes to Consolidated Financial Statements

CalTier, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
		(Restated)
Cash flows from operating activities:
Net loss	$(1,017,930)	$(1,606,037)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	550,000
Bad debt	91,146	35,861
Changes in operating assets and liabilities:
Accounts receivable - related parties	(37,818)	(129,765)
Prepaid expenses and other assets	30,000	(25,875)
Accounts payable and accrued expenses	610,172	124,198
Net cash used in operating activities	(324,430)	(1,051,618)
Cash flows from investing activities:
Capitalized software development	(113,424)	(64,174)
Repayment of related party advances	159,169	34,381
Net cash provided by (used in) investing activities	45,745	(29,793)
Cash flows from financing activities:
Proceeds from notes payable	65,000	-
Payment of related party notes payable	(91,500)	-
Payment of notes payable	(35,000)	-
Sale of shares of common stock	362,865	928,244
Repurchase of shares of common stock	(25,000)	-
Offering costs	(69,293)	-
Net cash provided by financing activities	207,072	928,244
Net change in cash and cash equivalents	(71,613)	(153,167)
Cash and cash equivalents at beginning of year	85,932	239,099
Cash and cash equivalents at end of year	$14,319	$85,932

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$3,000	$-

Supplemental disclosure of non-cash investing and financing activities:
Capitalized software development costs incurred as stock-based compensation	$616,570	$308,285
Capitalized software development costs included in accounts payable	$37,500	$-
Issuance of related party notes for repurchase of member interests	$-	$690,000
Conversion of equity into notes payable	$-	$145,000

See Notes to Consolidated Financial Statements

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Business and Nature of Operations

CalTier, Inc. (the “Company”) is a financial technology company that opens the door to professionally managed institutional grade multi-family investments not typically available to the retail investor. The Company is currently focused on bringing institutional-grade real estate investments to the everyday investor and removing the complicated barriers that currently exist. The Company changed its name from CalTier Realty, LLC to CalTier, Inc. on March 23, 2022 and converted from a California Limited Liability Company, (“LLC”), which was formed on August 18, 2017, to a Delaware C-corporation.

In May 2022, the Company formed Reflections at Lakeshore Management, LLC (“Reflections Management”). Reflections Management was formed to manage Reflections at Lakeshore, LLC, which held a property at Lake Elsinore, California owned by the Company’s affiliated entity. The Company holds a 71.25% interest in this entity.

In May 2023, the Company created a wholly-owned subsidiary, CalTier Advisors, LLC to provide services to its clients and investors as an internet investment advisor.

Nature of Operations Summary

The Company has substantially all of its operations conducted through its existing funds and special purpose entities consisting of CalTier Fund I, LP, CalTierSDI, LLC, CalTierAZI, LLC (“AZI”), CalTierTXI, LLC, and CalTierLVI, LLC, Reflections at Lakeshore, LLC (the “Operating Partnerships” which are considered related parties) as a general partner or managing member (the “Manager”). The Company operated under the terms of its limited liability operating agreement and current year’s adopted corporate agreement (“Operating Agreement”) that provides the Manager the full, exclusive, and absolute right, power, and authority to manage the business affairs of the Company, control its property and assets, and make all decisions affecting the Company.

Since inception, the Company has focused primarily on the acquisition, management and growth of equity investments which typically have ownership of multi-family workforce housing. These assets are often off-market and have historically not been made available to the general public. The Company has relationships within the real estate industry and selects properties discovered through real estate brokers, pre-existing professional relationships, independent property owners and public/city properties and/or owned land.

The Company provides asset management services for properties within its portfolio as well as additional properties acquired by the Company and other entities with which it has Operating Partnerships. As of December 31, 2023, and 2022, the Company owned no direct real property, but in 2023, it held an interest in AZI amounting to $8,264. Accordingly, all of its revenues were derived from its asset management and fund management services. The Company serves, directly or indirectly and either alone or with co-managers or co-managing members as the manager or managing member of each of the related entities.

The Company has raised capital through a crowd funding platform through Regulation CF and Regulation D, and currently has an open Regulation A offering in 2024. The Company’s investment period will commence on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold and the date at which the offering is terminated by the Company. The Company shall continue indefinitely unless all investments are sold, and distributions made to the members or at the sole discretion of the management at any point in time.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company’s policy is to use the accrual method of accounting and to prepare and present the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

These consolidated financial statements include the accounts of CalTier, Inc. and its wholly owned subsidiary, CalTier Advisors, LLC, as well as its subsidiary Reflections at Lakeshore Management, LLC. Reflections at Lakeshore Management, LLC is not wholly owned by the Company, but its noncontrolling interest at December 31, 2023 is deemed insignificant to the financial statements. All intercompany transactions and balances have been eliminated in consolidation.

Restatement of Consolidated Financial Statements

The Company discovered various issues with its accounting and financial reporting practices during the course of the preparation and audit of these consolidated financial statements. The Company restated its previously reported consolidated financial statements for the year ended December 31, 2022 and all related disclosures due to these issues. The reasons for the restatements include:

a)	In March 2022, the Company converted from a LLC to C corporation. The reorganization of entities under common control resulted in a change in reporting entity, which was retrospectively applied to all financial statement periods presented. See Note 1.

b)	In 2022, the Company issued several unsecured promissory notes with an aggregate principal of $145,000 to third parties following the Company’s conversion from an LLC to a C Corporation. These notes were issued to seven day-one investors who initially held Class A shares with a preferred return under the LLC structure. Upon conversion to a C Corporation, their membership interests were converted into nonvoting common shares, and in lieu of redeemable or cumulative preferred stock, the Company issued promissory notes to these investors while allowing them to retain their shares. The restated consolidated financial statements corrected the conversion of the $145,000 in equity to notes payable. See Note 5.

c)	The Company entered into a software development agreement in July 2022, which included cash payments and also provided restricted stock units which vest based on performance. The Company capitalized $372,459 in software development costs pursuant to the agreement, including $64,174 in cash payments and $308,285 in stock-based compensation for the year ended December 31, 2022 for equity that is pursuant to the agreement. The cash payments were originally reported in selling, general and administrative expenses in the consolidated statements of operations. The restated consolidated financial statements corrected to capitalize this amount pursuant to Accounting Standards Codification (“ASC”) 350-40, as well as capitalize for the value of the stock-based payments. See Note 4.

d)	In addition to the restatements above, the Company reclassified certain prior period amounts on the consolidated balance sheet and statement of cash flows to conform with current year presentation.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following are comparisons of the previously reported consolidated financial statements and the restated consolidated financial statements:

i.	Changes made to the consolidated balance sheet and statement of changes in stockholders’ deficit as of December 31, 2022:

	As Reported	Adjustment		As Restated
Capitalized software development	$-	$372,459	(c)	$372,459
Total assets	$665,814	$372,459	(c)	$1,038,273
Notes payable	$-	$145,000	(b)	$145,000
Total liabilities	$879,225	$145,000	(b)	$1,024,225
Additional paid-in capital	$1,455,888	$456,590	(a), (b)	$1,912,478
Accumulated deficit	$(1,670,211)	$(229,131	)(a), (b)	$(1,899,342)
Total stockholders’ deficit	$(213,411)	$227,459	(b)	$14,048

ii.	Changes made to the consolidated statement of operations for the year ended December 31, 2022:

	As Reported	Adjustment		As Restated
Selling, general and administrative	$636,365	$(64,174	)(c)	$572,191
Total operating expenses	$1,570,297	$(64,174	)(c)	$1,506,123
Loss from operations	$(1,497,480)	$64,174	(c)	$(1,433,306)
Net loss	$(1,670,211)	$64,174	(c)	$(1,606,037)
Net loss per common share - basic and diluted	$(0.19)	$0.01	(c)	$(0.18)

iii.	The following table summarizes the changes made to the consolidated statement of cash flows for the year ended December 31, 2022:

	As Reported	Adjustment		As Restated
Net loss	$(1,670,211)	$64,174	(c)	$(1,606,037)
Common stock/member interest issued for services	$550,000	$(550,000	)(d)	$-
Stock based compensation	$-	$550,000	(d)	$550,000
Accrued interest	$28,750	$(28,750	)(d)	$-
Accounts payable and accrued expenses	$95,448	$28,750	(d)	$124,198
Net cash used in operating activities	$(1,081,411)	$29,793	(c), (d)	$(1,051,618)
Capitalized software development	$-	$(64,174	)(c)	$(64,174)
Capitalized software development costs included in accounts payable (supplemental)	$-	$37,500	(c)	$37,500
Conversion of equity into notes payable (supplemental)	$-	$145,000	(b)	$145,000

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates consist of the collectability of accounts receivable-related parties and advances to related parties. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. Investments with maturities or redemption dates greater than 90 days at the date of purchase are included in short-term investments.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable – Related Parties

Accounts receivable are with related parties that the Company operates as the manager for which it has earned fees and are stated at the historical carrying amount net of write-offs and allowances for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on historical experience and any specific customer collection issues that the Company has identified. There was no allowance for uncollectible accounts at December 31, 2023 and 2022. No interest on past due amounts is charged. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined that the balance will not be collected. During the years ended December 31, 2023 and 2022, the Company wrote off as uncollectable accounts $75,821 and $35,861, respectively.

Advances to Related Parties

Advances to related parties are expenses and other costs paid for on behalf of related parties until those operations raise capital and begin operations. These advances are due on demand and do not incur interest. The balance of advances to related parties at December 31, 2023 and 2022 was $168,322 and $342,816, respectively. During the years ended December 31, 2023, and 2022, the Company recorded bad debt write-offs of $15,325 and $0, respectively.

Capitalized Software Development

The Company capitalizes certain costs related to the development of its real estate application platform. Costs incurred during the development phase are capitalized only when we believe it is probable the development will result in new or additional functionality. Costs related to the preliminary project planning phase and post implementation phase are expensed as incurred. The capitalized development costs are amortized on a straight-line basis over the estimated useful life of the asset. The Company expects the platform to be ready for use in 2024, at which point the Company will begin amortizing the costs over a period of approximately three to five years. See Note 4.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) ASC 340-10-S99-1, Other Assets and Deferred Costs and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering under Regulation CF or A. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheets. The deferred offering costs will be charged against proceeds from member contributions upon the completion of the offering or to expense if the offering is not completed further. The Company had no deferred offerings costs as of December 31, 2023 and 2022.

Concentration of Credit Risk

The Company maintains cash balances with several financial institutions, although the majority are held at one primary institution. As of December 31, 2023, accounts at this bank were insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000; however, at times, these balances may exceed the FDIC’s insured limits. The Company has not sustained any credit losses from this institution.

For the years ended December 31, 2023 and 2022, the Company had three and five related party entities, respectively, which accounted for 100% of revenues. As of December 31, 2023, 100% of accounts receivable outstanding was from CalTier Fund I LP. In addition, there were five entities that represented 100% of the advances balance at December 31, 2023. As of December 31, 2022, the Company had four related party entities that accounted for 100% of the Company’s accounts receivable balance and four entities that represented 100% of the advances balance.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

Revenues consist of management fees, carried interest allocation, incentive fees, principal investment income and administrative, transaction and other fees. The Company recognizes revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company’s revenue is based on contracts with a determinable transaction price and distinct performance obligations with probable collectability. Revenues are not recognized until the performance obligation(s) are satisfied. All of the Company’s revenues were generated from related parties.

In addition, the Company typically operates as a Manager and manages investment portfolios. All fees are earned from affiliated funds of the Company. The contractual terms of these fees vary by fund structure and investment strategy.

Asset Management Fee

Asset management fees are generally based on a defined percentage of fair value of assets, total commitments, invested capital, net asset value (“NAV”), net investment income, total assets or par value of the investment portfolios managed by the Company. All asset management fees are earned from affiliated funds of the Company. The contractual terms of management fees vary by fund structure and investment strategy. Asset management fees are recognized as revenue in the period advisory services are rendered, subject to the Company’s assessment of collectability. The asset management fee is equal to an annualized rate ranging between 2.0% and 3.0%, which is based on the NAV or capital contributions at the end of each prior quarter. For the years ended December 31, 2023 and 2022, the Company earned $103,494 and $57,681 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Company assists in investment portfolios managed by the Company, the Company will receive 1.0%-2.5% of the investment’s purchase price once the investment is made by the investment company. For the years ended December 31, 2023 and 2022, the Company earned $37,332 and $14,231 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment for which the Company manages the construction or renovation, the Company is entitled to receive additional fees for construction supervision in connection with certain construction activities undertaken at the managed properties equal to 5.0%-7.5% of the cost of such construction. For the years ended December 31, 2023 and 2022, the Company did not earn any construction management fees.

Disposition Fee

For each real estate investment, the Operating Partnerships will pay its Manager or its designated affiliate 0.5%-1.0% of the investment’s sale price. For the fiscal years ended December 31, 2023 and 2022, the Company earned $8,690 and $905 in disposition fees, respectively.

Property Management Fee

The Company earns property management fees by providing continuous services pursuant to property management agreements with certain clients. The Company generally earns fees under these agreements equal to 2.5%-4.0% of gross collected rents from a property. For the years ended December 31, 2023 and 2022, the Company did not earn any property management fees.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketing Fee

The Company earns marketing management fees by providing marketing campaigns, designing advertising and promotional information with certain clients. The Company generally earns fees under these agreements based upon effort agreed to by both parties and when the materials are delivered. For the years ended December 31, 2023 and 2022, the Company did not earn any marketing fees.

Carried Interest

As part of the agreements the Company has within certain Operating Partnerships, the Operating Partnerships will pay the Manager a percentage of any remaining proceeds as carried interest. For the years ended December 31, 2023 and 2022, the Company did not earn any carried interest .

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was approximately $75,000 and $272,000 for the years ended December 31, 2023 and 2022, respectively.

Management Compensation

Management compensation expenses are paid to the employees who manage the Company. In addition, the Company entered into employment agreements with certain stockholders in 2022. Management compensation expense was $360,000 and $402,900 for the years ended December 31, 2023 and 2022, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

Income Taxes

From inception through March 22, 2022, the Company was not subject to federal or state income taxes since it was a limited liability company. The Company’s taxable income or losses were allocated to its members in accordance with their respective ownership percentage. Therefore, no provision or liability for federal income taxes had been included in the accompanying consolidated financial statements.

Effective March 23, 2022, the Company converted from a California Limited Liability Company to a Delaware C-corporation and, as a result, became subject to corporate federal and state income taxes. The Company complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision (benefit) for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and credit carry-forwards. Deferred tax assets and liabilities are determined using the enacted tax rates in effect for the years in which those tax assets are expected to be realized. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company’s policy is to recognize interest and/or penalties related to all tax positions in income tax expense. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position and no interest or penalties were accrued as of December 31, 2023 and 2022. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Partnership’s ability to continue as a going concern within one year after the date that the combined financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $1,017,930 and $1,606,037 for the years ended December 31, 2023 and 2022, respectively, and has incurred negative cash flows from operations for the years then ended. The Company’s cash balance and revenues generated are not currently sufficient and cannot be projected to cover its operating expenses and obligations for the next 12 months from the date of these consolidated financial statements. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing and generate future profitable operations to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has in the past, and is expected to in the future, arrange additional equity or debt financing and grow revenues that may assist in addressing these issues. No assurance can be given that management’s actions will result in additional financing or profitable operations or the resolution of its liquidity problems. The accompanying consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 4 – Capitalized Software Development

In July 2022, the Company entered into a software development contract with a third-party to develop its application and platform for real estate investments and its investors. Under the terms of this arrangement, the Company committed to pay $1,600,000; $400,000 which is payable in cash and $1,200,000 for upto 250,000 shares of the Company’s nonvoting common stock. The common stock is only issuable if the software works to the appropriate specifications designated by the Company and upon acceptance. The developer has agreed to provide these services for a cash payment of up to 25% of the value and the remainder can be paid in equity through Company’s common shares of up to 2.5% of total outstanding shares.

For the years ended December 31, 2023 and 2022, the Company has paid $113,424 and $64,174 in cash for these services, respectively. As of December 31, 2023, the Company had $37,500 in capitalized costs included in accounts payable, which was paid in 2024.

Based on the above, the Company determined that 224,207 shares were to be issued pursuant to the agreement. The Company utilized a grant-date fair value of $5.50 per share, which was the price of the Company’s concurrent equity raise. As of December 31, 2023, no shares are owed until the software is fully developed, as per the terms of the agreement. In 2022 and 2023, the Company determined that the performance conditions pursuant to the agreement were probable to be met, and therefore recorded and capitalized stock-based compensation of $616,570 and $308,285, respectively. As of December 31, 2023, the estimated service period of the agreement is two years, and the Company expects the remaining shares to vest through June 2024. As of December 31, 2023, unrecognized stock compensation was $308,285.

The following is a summary of the capitalized software development costs by type of payment:

	December 31,
	2023	2022
Cash payments	$215,098	$64,174
Stock-based compensation	924,855	308,285
Capitalized software development	$1,139,953	$372,459

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – Debt

Related Party Notes payable

In March 2022, the Company repurchased 345,000 voting shares (previously 34,500 member units) from three members in exchange for note agreements totaling $690,000. The notes are unsecured, bear interest at 5% per annum and are payable in five equal annual payments of $138,000. The notes mature on February 22, 2027.

In 2023, the Company repaid $91,500 of these notes. As of December 31, 2023, and 2022, the Company had outstanding balances of $598,500 and $690,000 and accrued interest of $63,250 and $28,750, respectively, pertaining to these notes.

During the year ended December 31, 2023, and 2022, interest expense related to the related party notes was $34,500 and $28,750, respectively.

Notes payable

2022 Notes

Upon conversion to a C Corporation in 2022, certain membership interests were converted into nonvoting common shares, and in lieu of redeemable or cumulative preferred stock, the Company issued promissory notes with an aggregate principal of $145,000 to these investors while allowing them to retain their shares.

Interest on these promissory notes shall accrue on the unpaid principal amount at a rate of 0% per annum for the first year following the date of issuance. After the first anniversary of the promissory notes, interest will accrue at a rate of 3% per annum until the maturity date. The promissory notes mature in March 2024. In April 2024, the Company and the holders of the promissory note agreed to extend the maturity date by an additional six months, to October 21, 2024 (see Note 9).

As of December 31, 2023, and 2022, the Company had outstanding balances of $145,000 and $145,000 and accrued interest of $3,397 and $0, respectively, pertaining to these promissory notes. During the year ended December 31, 2023, and 2022, interest expense related to these promissory notes were $3,397 and $0, respectively.

2023 Notes

On December 21, 2023, the Company issued a note for $30,000 to a third party. The note carries an 8% interest rate on the principal, with both the principal and accrued interest due in 60 days. Although the Company can repay the note early, the interest will still apply for the full term. The note’s maturity can be extended by 30 days if both parties agree.

As of December 31, 2023, the Company had an outstanding balance of $30,000 and accrued interest of $66 pertaining to this note. During the year ended December 31, 2023, interest expense related to this note was $66. Subsequent to December 31, 2023, this note was repaid in full.

NOTE 6 – Stockholders’ Equity (Deficit)

The Company had two classes of Members, Class A and Class B. Class A Members had minimum investment requirements and were to comprise of up to 20% of the total interest of the Company. Class B Members included founding members, the Manager of the Company, and units issued for services and sales. Class B Members were to comprise up to 80% of the total interest of the Company.

Effective March 23, 2022, the Company converted from a LLC to a Delaware C-corporation and converted all of its Class A Member units and Class B Member units into a like number of shares of Voting Common Stock and Nonvoting Common Stock, respectively, along with a 1:10 forward split. Under its new articles, the Company is authorized to issue 10,000,000 shares of common stock, $0.0001 par value per share, of which 7,266,667 shares designated Voting Common Stock and 2,733,333 shares are Nonvoting Common Stock. The rights of the holders of the shares of Voting Common Stock and Nonvoting Common Stock are identical except that the Nonvoting Common Stock has no voting rights on any matters.

During the year ended December 31, 2022, the Company issued 204,332 nonvoting shares of common stock net of repurchases, for proceeds of $928,244.

During the year ended December 31, 2022, the Company issued 125,000 voting shares of common stock to four individuals for services provided for a fair value of $550,000, or $4.40 per share.

During the year ended December 31, 2023, the Company issued 66,350 nonvoting shares of common stock for gross proceeds of $362,865, or $5.47 per share. The Company received net proceeds of $293,572, after offering costs of $69,293.

During the year ended December 31, 2023, the Company repurchased 222,223 nonvoting shares of common stock for $25,000.

During the years ended December 31, 2023, and 2022, the Company recorded stock-based compensation of $616,570 and $308,285, respectively, pertaining to performance-based equity units. See Note 4 for further detail.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – Commitments and Contingencies

Commitments

See Note 4 for the commitments under the Company’s software development agreement.

Contingencies

An investment that the Company manages was deemed insolvent and subsequently fully impaired. Although the Company is not legally liable for these losses, management decided to ensure that investors’ initial contributions were returned. In late 2021 and throughout 2022, the Company returned $101,300 of these contributions to investors and recognized a loss on this investment of $144,000. The Company has committed to purchasing the remaining investor contributions in the amount of $49,700 as of December 31, 2023, and 2022, which is included in accounts payable and accrued expenses on the accompanying consolidated balance sheets.

 In 2023, the Company was named in a negligence claim related to a slip-and-fall incident, with damages alleged to exceed $2 million. The Company has agreed to settle for $5,000.

NOTE 8 – Income Taxes

Historically, the Company conducted its operations through a pass-through entity that filed its income tax returns as a partnership for federal and state income tax purposes. As a result, the Company was not subject to U.S. federal or state income taxes as the related tax consequences were reported by members. In March 2022, the Company changed its status from a limited liability company to a corporation, and accordingly, the Company became taxable at the entity level for U.S. federal and state tax purposes.

The components of the Company’s deferred tax assets (liabilities) are as follows at December 31, 2023 and 2022:

	December 31,
	2023	2022
		(Restated)
Deferred tax assets:
Net operating loss carryforwards	$561,702	$287,472
Accrual-to-cash adjustments	10,623	8,045
Total deferred tax assets	572,325	295,517
Less: valuation allowance	(572,325)	(295,517)
Net deferred tax assets	$-	$-

As the ultimate realization of the potential benefits of the Company’s deferred tax assets is considered uncertain by management, the Company has offset the deferred tax assets attributable with a valuation allowance. The valuation allowance increased by $276,808 and $295,517 during the years ended December 31, 2023 and 2022, respectively. The tax expected by applying the Federal statutory rate of 21% to income before income taxes differs from actual income tax expense primarily due to the change in the valuation allowance on deferred income tax assets.

The Company has federal and state net operating loss carryforwards totaling $2,007,255 and $1,027,287 at December 31, 2023 and 2022, respectively. The Company’s net operating loss carryforwards begin to expire in 2042. Pursuant to Internal Revenue Code 382, use of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. At this time, the Company has not determined if such an ownership change has occurred.

The tax periods ending December 31, 2021, 2022 and 2023 are open for examination.

CalTier, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – Subsequent Events

In 2024, the Company raised gross proceeds of $250,000 through a Regulation D offering, issuing 49,019 nonvoting shares of common stock, and $182,398 in gross proceeds through a Regulation A offering, issuing 29,578 nonvoting shares of common stock.

In March 2024, the Company repurchased 177,777 nonvoting shares of common stock for $20,000.

In April 2024, the Company and the holders of the $145,000 promissory note (see Note 5) agreed to extend the maturity date of the Promissory Note Agreement, dated March 21, 2022, by an additional six months to October 21, 2024. In consideration of this extension, the Company agreed to increase the interest rate on any unpaid principal from 3% per annum to 8% per annum. As of the issuance date of these consolidated financial statements, the parties are currently working on a further extension to the notes.

In July 2024, the Company issued two promissory notes to third parties, generating gross proceeds of $50,000. One note for $25,000 carries an interest rate of 6.5%, while the other note for $25,000 carries an interest rate of 5%. The notes mature 90 days from the signing date, with an option to extend for an additional 30 days (totaling 120 days). In the event of default, if the Company fails to make the payment within 30 days of the due date, the entire unpaid principal and interest will become immediately payable, and the holder may pursue legal remedies.

From July to October 2024, the Company issued several convertible promissory notes to third parties for an aggregate principal amount of $81,000, with an interest rate of 10% per annum for the first 12 months, reducing to 5% thereafter. The notes mature 24 months from the issuance date, and the holders have the option to convert the principal and accrued interest into equity at a share price of $6.75 per share or the prevailing market price, whichever is lower.

From January 1, 2024 through the issuance date, the Company received approximately $280,000 in net repayments from related parties.

The Company evaluated all significant events or transactions that occurred through November 6, 2024, the issuance date of these consolidated financial statements. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 7, 2024.

CalTier Inc.

By:	/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name:	Matthew Belcher
Title:	Chief Executive Officer and Director (Principal Executive Officer)
Date:	November 7, 2024

/s/ Travis Hook
Name:	Travis Hook
Title:	Chief Information Officer and Director
Date:	November 7, 2024

/s/ Parker Smith
Name:	Parker Smith
Title:	Chief Financial Officer and Director (Principal Accounting Officer and Principal Financial Officer)
Date:	November 7, 2024